345 Park Avenue New York, NY 10154-1895	Main Fax	212.407.4000 212.407.4990
www.loeb.com

June 21, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Purnell Asia Timmons-Pierce

Re:	Rodgers Silicon Valley Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-4

Filed June 1, 2021

File No. 333-253976

Dear Ms. Purnell and Ms. Timmons-Pierce:

On behalf of Rodgers Silicon Valley Acquisition Corp. (the “Company”), we are hereby responding to the letter dated June 16, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-253976 (“Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4 General

1.	Please ensure that all other missing information is included in a pre-effective amendment, including the fee that will be paid to MacKenzie Partners on pages 14 and 71, the committee assignments beginning on page 202, and any information that is dependent on the record date, to the extent that the record date has been set.

RESPONSE: The Company respectfully advises the Staff that it has included all of the missing information throughout the Amended Registration Statement, including the fee to be paid to MacKenzie Partners, the committee assignments, and the information that is dependent on the record date. The Company also advises the Staff that, as discused on our phone call on June 17, 2021, a record date of June 11, 2021 and a stockholders meeting date of July 12, 2021 has been set.

2.	We note your disclosure that Enovix has relied on a $15 million short-term bridge loan from Mr. Rodgers to support its business operations. Please revise pages 8 and 247 to disclose the Bridge Note entered into in May 2021. Please also disclose, if true, that the Bridge Note will be repaid from funds from the Trust and PIPE.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure in the Amended Registration Statement beginning on pages 9, 25, 44, 57, 72, 130 and 249 to provide that the Bridge Note will be repaid at the closing of the business combination from funds available from the Trust and the PIPE.

Q: What interests do RSVAC's current officers and directors have in the Business Combination?, page 7

3.	We note your response to comment 4 of our letter dated April 5, 2021. Since it appears that the PIPE Investors will be purchasing the shares at a discount to the current market price, please provide the requested disclosure regarding the value of the PIPE investor interests.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure in the Amended Registration Statement on pages 6, 113 and 128 to provide the value of the PIPE investor shares based on the closing price of RSVAC’s Common Stock of $20.00 on Nasdaq as of the Record Date.

Background of the Business Combination, page 85

4.	We note your revisions in response to comment 6. Please provide the dollar amounts of the transaction fee and the placement fee.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure in the Amended Registration Statement on page 94 to provide the dollar value of these fees.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner